UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2025

Phillip B. Berry
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

Re: Enovis Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Fiscal Quarter Ended October 3, 2025
File No. 001-34045

Dear Phillip B. Berry:

We have reviewed your August 5, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements
Note 19. Segment Information, page 106

1. You disclose the chief operating decision maker (CODM) evaluates the operating results of each of your reportable segments based upon Net sales and Adjusted EBITDA. We also note that your Management's Discussion and Analysis includes disclosure of gross profit and operating loss (GAAP) by reportable segment. Please tell us whether gross profit and operating loss (GAAP) by reportable segment are reported to the CODM and the extent to which each measure is used to evaluate segment performance and allocate resources. If either of these measures are considered by the CODM when assessing performance and allocating resources, please explain how you determined the appropriate measure to report under ASC 280-10-50-28A. Finally, revise to disclose how the CODM uses the reported measure of

segment profit or loss in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example in ASC 280-10-55-47(bb).

Form 10-Q for the Fiscal Quarter Ended October 3, 2025

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 31

2. We reference your response to prior comment 1. It appears that the non-GAAP adjustment for the purchase of royalty interest is related to a normal recurring operating expense for which a non-GAAP adjustment would be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations (C&DI) for Non-GAAP Financial Measures. In that regard, we note that the underlying intellectual property developed in connection with the related agreements continues to be incorporated into the company's products. Therefore, it appears that those costs relate to the generation of revenue and would be considered normal operating expenses. Please revise your presentation to remove the adjustment for purchase of royalty interest from your Adjusted EBITDA measures in future filings as well as the presentation of Adjusted Net Income included in the press release on Form 8-K. Alternatively, tell us why you continue to believe that the adjustment is consistent with the C&DI.
3. Reference the non-GAAP adjustment related to Inventory step-up. Please tell us why you believe an adjustment for inventory step-up charges in connection with acquired businesses does not change the recognition and measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Alternatively, please revise your presentation to remove this non-GAAP adjustment to Adjusted net income and Adjusted EBITDA measures in future filings, including the presentation in the press release on Form 8-K.
4. We note that you continue to include material non-GAAP adjustments for strategic transaction costs. Please tell us why you continue to adjust your non-GAAP measures for these costs and explain why they are not normal, recurring cash operating costs. With your response, please include information abut the expenses/(benefits) incurred through September 30, 2025. In addition, describe in more detail the nature of the payroll costs and retention expenses for which non-GAAP adjustments were made in 2024 and 2025. Please reference Question 100.01 of the C&DI for Non-GAAP Financial Measures.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services